HCM III Acquisition Corp.

100 First Stamford Place, Suite 330

Stamford, CT 06902

VIA EDGAR

July 30, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric McPhee Wilson Lee Stacie Gorman David Link

Re:	HCM III Acquisition Corp.
Registration Statement on Form S-1/A
Filed on July 23, 2025
File No. 333-287841

Ladies and Gentlemen:

HCM III Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the oral comment received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) by telephone, on July 28, 2025, regarding the Registration Statement on Form S-1/A (the “Registration Statement”) filed with the Commission on July 23, 2025.

In response to the Staff’s comment, the Company is filing via Edgar a revised Registration Statement simultaneously with the submission of this response letter, which revises Exhibit 5.2 to address the Staff’s comment.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Kevin E. Manz, Esq. at 212-556-2133 or kmanz@kslaw.com.

Sincerely,

By:	/s/ Shawn Matthews
Name:	Shawn Matthews
Title:	Chief Executive Officer and Chairman

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